Exhibit 4

THE EVOLUTION
OF A
MODERN ENERGY
COMPANY

Hawker Resources Inc.

Hawker, a new company initially formed from a failed public biotech company and through a series of complex transactions, is positioned with a substantial operating land base, producing wells and significant infrastructure in the east central area of Alberta, and more recently, in northeast British Columbia. The Company has developed positive tax attributes which give it a competitive advantage, and attracted an experienced management team with which to pursue an active acquisition program, to complement its exploration and development activities. Hawker began operating as an exploration and production company on June 30, 2003.

TABLE OF CONTENTS

PAGE FIVE
BUILDING HAWKER

PAGE SIX
FINANCIAL AND OPERATIONAL HIGHLIGHTS

PAGE EIGHT
PRESIDENT’S MESSAGE

PAGE TWELVE
OPERATIONS REVIEW

PAGE SEVENTEEN
RESERVES

PAGE NINETEEN
CORPORATE GOVERNANCE

PAGE TWENTY FOUR
HEALTH, SAFETY AND ENVIRONMENT

PAGE TWENTY FIVE
MANAGEMENT’S DISCUSSION AND ANALYSIS

PAGE THIRTY ONE
MANAGEMENT’S REPORT AND AUDITORS’ REPORT TO SHAREHOLDERS

PAGE THIRTY TWO
FINANCIAL STATEMENTS

PAGE THIRTY FIVE
NOTES TO FINANCIAL STATEMENTS

IBC
CORPORATE INFORMATION

ASSEMBLE EXPERT
MANAGEMENT TEAM

Mergers and acquisitions of oil and gas companies, big and small, have re-invented the junior energy sector. Management teams from other organizations of various sizes have joined together to bring strong managerial experience to lead emerging junior companies. Each team has developed its own strategy and vision – some based on a longer-term view, while others, who thrive on building up a company then starting again, may look to the shorter-term. Both are strategies that require tremendous leadership strength and execution expertise.

- PAGE 1 -

DEVELOP
GROWTH STRATEGY

By learning through past experiences, management of these new emerging energy producers have developed strategies for profitable growth, with the ability to apply their previous successes to new and promising exploration, exploitation and acquisition ventures.

- PAGE 2 -

GATHER
FINANCIAL SUPPORT

Having developed a reputation for successful leadership and a proven ability to execute a strategic plan, these emerging organizations are able to tap into strong financial resources from both private and public investment sources.

- PAGE 3 -

ACQUIRE
ASSET BASE

Unlike larger organizations gradually developing a strong asset position, the new juniors are staking their claims more rapidly. In recent months, acquisition activity in this sector of the oil and gas industry has been dramatic, demonstrating the focus of this new group of companies on accelerating the growth of production and shareholder value.

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Building Hawker

- PAGE 5 -

Financial and Operational Highlights

CAPITAL EXPENDITURES *

38%
Drilling & Completion
17%
Facilities & Equipment
13%
Land
32%
Seismic

* excluding acquisitions

RESERVES

14%
Proved Non-Producing
2%
Proved Undeveloped
23%
Probable
61%
Proved Producing

OPERATING NETBACKS

65%
Cash Netback
24%
Royalties
11%
Operating Expenses

- PAGE 6 -

AS AT DECEMBER 31	2003
(in thousands of dollars, except per share amounts)
FINANCIAL
Production revenue	$17,582
Cash flow from operations	$5,985
Per share, diluted	$0.35
Net earnings	$2,314
Per share, diluted	$0.14
Shareholders’ equity	$103,457
Total assets	$185,102
Long-term debt	$44,149
Capital expenditures, including acquisitions	$154,567
Common and Class A shares outstanding at year-end
Basic	39,871,637
Diluted	40,315,638

OPERATIONS
Average daily production (mmcf/d) (100% natural gas)	16,346	*
Proved plus probable reserves
Crude oil and natural gas liquids (mmbbl)	492
Natural gas (mmcf)	50,619
Total proved plus probable reserves (mboe)	8,929
Land holdings
Undeveloped net acres	184,929

*	Average daily production has been calculated from the commencement of operations, July 1, 2003. The production in 2003 does not include the Pointwest properties.

DIVERSIFIED AND
WELL FINANCED

Hawker has made significant progress in its first year of operation. It has developed an oil and gas asset base which extends from northeast British Columbia south east to the Alberta prairies. The Company has raised over $100 million in new equity from a diverse group of shareholders and secured a $54 million line of credit with a major Canadian bank. It has put that equity to work and created an enterprise value of close to $265 million by the end of the year.

- PAGE 7 -

President’s Message

ALL THINGS ARE FILLED FULL
OF SIGNS AND IT IS A WISE
MAN WHO CAN LEARN ABOUT
ONE THING FROM ANOTHER.

Plotinus, 250 AD

Ours is a very dynamic industry. No two years are the same, just as no two companies can be replicas of each other. The people and companies that strive to succeed in our industry are faced with constantly shifting fundamentals, starting with the prices we receive for our production, through to the costs we pay for the input costs of doing business. This constantly shifting environment can be both a challenge and an opportunity. The opportunities are particularly apparent, in my opinion, when a company can bring together an experienced management team that has seen the ups and downs, the challenges and the outcomes that our industry offers.

     Hawker is a company that has the benefit of an experienced management team that is acutely aware of both the opportunities and challenges presented by the current industry fundamentals. The genesis of Hawker was in January 2003 when a group of us recapitalized a failed publicly traded company with significant tax attributes. Our strategy was to build a company that from the outset had the competitive advantage derived from tax attributes combined with an experienced team of professionals. The subsequent acquisition of Southward Energy Ltd. gave us an initial land and production platform and provided Hawker the momentum to add to our technical team, and the resources to take advantage

- PAGE 8 -

of other opportunities such as Pointwest, and more recently Zorin.

     The Hawker strategy of using the advantage generated through our tax attributes and the skills of an experienced management and technical team to rapidly build an asset base is working. The other more important leg of our strategy is to use our base of assets to create and support an exploration and exploitation program capable of meaningful production growth through the drill bit, and to create value in the assets we acquired. We were fortunate in being able to attract a team with the strong credentials and similarity in values that would form the foundation of the Hawker team.

     In order to carry out our strategy we focused on a series of acquisitions of companies and properties that were targeted to meet certain specific criteria. We focused on natural gas opportunities as we felt that commodity has very clear fundamentals underpinning a strong long-term price, driven by the North American economy. The combination of strong demand factors and the increasingly elusive supply in North America reinforced our views, but also adds to the competitive nature of natural gas acquisition targets.

     At this early stage of our evolution, we wanted to maintain a balanced portfolio of risk that would allow us to allocate some 90 percent of our capital to low and medium risk projects, and up to 10 percent to high risk prospects. Over time we can increase the higher risk component of our capital program, but as a small emerging company we now need to be able to grow production in a predictable manner through a disciplined low/medium-risk drilling program.

     Because we were confident that our strategy would prove successful, we also wanted to limit the number of new shares we added to our capital structure to pay for our acquisitions. We believe that we can add value to acquired assets through our operational and exploration capability. The value we create will result in an appreciating share price for our shareholders, and will ultimately result in fewer shares being needed to raise similar amounts of capital. To contain or limit the amount of equity we issue today, we decided to keep debt as a percentage of cash flow or equity at a reasonable high level.

     From June 2003 to January 2004 the Hawker team has executed two major acquisitions and is in the midst of a third. We spent $154 million or an average of $26,600 per flowing barrel of oil equivalent. The sequence of planning, acquisition and operation was completed smoothly and, while we are still in the assimilation phase of our latest acquisition, which will be effective in March 2004, we are extremely pleased with the program and the results.

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PRESIDENT’S MESSAGE

     Hawker today has a significant land base stretching from southern Alberta to northeast British Columbia and following some of the major natural gas trends in the basin. From a standing start with no production and no prospects, we ended 2003 with production of over 5,800 barrels of oil equivalent per day and an undeveloped land base totaling some 185,000 net undeveloped acres. Our geotechnical team has identified a multi-year inventory of opportunities and drilling prospects on these lands. In 2004 we expect to spend approximately $56 million on this asset base and expect to drill over 100 wells within our planned capital program. While we have not allocated a specific capital budget to acquisitions, we will continue to pursue opportunities that meet our criteria.

     I look forward to 2004 as a year in which we can demonstrate our ability to profitably exploit our existing assets, to showcase the strong foundation that has been developed through our acquisition strategy and to continue our growth with both organic operations and further opportunistic acquisitions. Our rate of growth has been substantial and we now need to demonstrate what this asset base is capable of, in terms of production and further potential. We need, in other words, to let our shareholders and investors catch up with what we have become and what we are capable of becoming.

     The evolution of Hawker has been rapid, but is not unique. In my experience, few companies have grown from essentially zero to an enterprise value of close to $265 million in only eight months, yet the success is not ours alone. We are one of a group of new, emerging energy companies that over the recent past have followed a similar path. We intend to continue to chart a course of profitable growth, with the goal of building a vibrant, healthy, profitable and successful organization where our employees have fun while they join with our shareholders in the financial rewards of our success.

On behalf of the Board of Directors,

DAVID TUER
President and Chief Executive Officer
March 17, 2004

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TERRY SCHMIDTKE	DAVID TUER	BARRY HERRING
Chief Operating Officer	President and Chief Executive Officer	Chief Financial Officer
Mr. Schmidtke has more than 24 years of experience in the Canadian oil patch, most recently as a senior executive with EnCana Resources. Before this, he held key operating roles with PanCanadian Energy Corporation, where he led the development of its shallow gas program, growing total gas production to more than one billion cubic feet of natural gas per day.
	Mr. Tuer is former President and CEO of PanCanadian Energy Corporation. Currently he is Chairman of the Boards of the Calgary Health Region, AltaLink Management Ltd. and Mount Royal College, and serves on the Board of Directors for Canadian Natural Resources Limited and Rockwater Capital Corporation. Mr. Tuer has served as Alberta’s Assistant Deputy Minister of Energy.	Mr. Herring is a Chartered Accountant and brings 22 years of accounting and oil and gas experience to Hawker. He has held senior finance positions at UMC Resources, Ocean Energy and Calpine Canada. Most recently, he was Chief Financial Officer with Southward Energy Ltd.

Operations Review

HAWKER BECAME AN
OPERATING OIL AND GAS
COMPANY ON JUNE 30, 2003.

Hawker became an operating oil and gas company on June 30, 2003 when it completed the acquisition of producing natural gas properties in the Lavoy and Cold Lake areas of central Alberta. These two areas dominated Hawker’s engineering and production activity in 2003, while exploration activity focused on identifying and proving the potential of future properties. Land was acquired for exploration in several Alberta locations, namely Chigwell, Purple Springs, Wild River and Gold Creek.

     On December 30, 2003, Hawker finalized the acquisition of Pointwest Energy, a private exploration and production company also based in Calgary, Alberta. Pointwest was identified as an attractive acquisition target for its high quality land base, extensive seismic coverage as well as underutilized infrastructure. This transaction makes Hawker operator of two additional properties: North Boundary and Valhalla. North Boundary is a natural gas property located in northeast British Columbia. Valhalla, located in northwest Alberta, is also a high quality natural gas property in an area dominated by several large industry players.

     The table below identifies the key assets acquired through the Pointwest Energy acquisition:

		North
	Total	Boundary	Valhalla
Proved reserves acquired (mboe)	3,572	2,777	332
Net undeveloped land (thousands of acres)	27	26	1
Seismic acquired 2D (km)	363	295	0
Seismic acquired 3D (km2)	144	40	93

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LAVOY

The Lavoy area is located approximately 100 kilometres east of Edmonton in a well-developed natural gas-prone portion of the Western Canada Sedimentary Basin. Hawker does not operate the property, but Hawker owns a 45 percent average working interest in this property’s land, facilities and production which from July 1 to December 31, 2003 averaged 14.4 million cubic feet per day (mmcf/d). Hawker has ownership of a large undeveloped land base totaling approximately 142,000 net acres. Geologically, the property is characterized by 14 multi-stacked prospective horizons where hydrocarbons have been proven to exist. Hawker also has a working interest position in 10 processing facilities in the area with gross cumulative capacity of 40 mmcf/d.

     In 2003, Hawker increased its net land position at Lavoy by purchasing approximately 3,500 net undeveloped acres through Crown land sales. During the year, Hawker participated in the drilling of 31 wells of which 23 were cased. Twelve of these wells have been connected to facilities in December 2003 with initial production expected in the first part of 2004.

Lavoy

     Hawker and its partner negotiated a farm–in on additional lands with a major operator in the Lavoy region. Drilling success on these lands will increase Hawker’s land position in 2004.

     With a large undeveloped land base, geologically multi-stacked prospective horizons, access to processing facilities and compression, Lavoy is Hawker’s largest core area and one where the Company intends to grow its base production and expand operations.

COLD LAKE/BONNYVILLE

The Cold Lake/Bonnyville property is located approximately 80 kilometres south of the Cold Lake Air Weapons Range in north central Alberta. It falls outside of the restrictive gas over bitumen area ordered by the Alberta Energy Utilities Board (EUB). While drilling operations have not been affected by the order, tie-in and production delays have been experienced.

     Hawker assumed operatorship of this property in September 2003 and operates an average of 8 mmcf/d of natural gas production. Net production in 2003 was

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OPERATIONS REVIEW

Cold Lake/Bonnyville

2 mmcf/d which reflects Hawker’s average 25 percent working interest in Cold Lake/Bonnyville. Hawker has a solid land position in the area totaling some 12,840 net acres including 4,320 undeveloped net acres. The property consists of 29 well sites and one production facility. Similar to the Lavoy area, Cold Lake’s geology is multi-stacked with five prospective hydrocarbon-bearing horizons.

     Two natural gas wells were drilled and connected to processing facilities in late 2003. The wells will begin producing in the first half of 2004 after receiving regulatory approval. Since assuming operatorship, Hawker spent the remainder of 2003 reviewing all aspects of this area in detail: facility capacity, geologic potential, mineral rights availability, as well as possible competition from third-party operators. Hawker is encouraged by the gas exploitation upside of the Cold Lake/Bonnyville area and its contribution to the Company’s future growth.

NORTH BOUNDARY

The North Boundary project is located 55 kilometres northeast of Fort St. John in British Columbia. Hawker acquired this property through its acquisition of Pointwest Energy on December 30, 2003. The assets in this region fit well within Hawker’s identified area of interest. The development of the project is in its infancy and it offers Hawker a base for future low-risk expansion as well as exploration potential. The Company will be focused on exploiting production from this core region for the next several years. Hawker has an average 85 percent working interest in the 42,000-acre land block, which comprises 25,993 net acres of undeveloped land. Production at year-end was approximately 3,100 barrels of oil equivalent per day (boe/d), comprising 17 mmcf/d of natural gas and 240 barrels per day of oil and natural gas liquids. Hawker operates 22 natural gas producing wells, and has a 100 percent working interest in the North Boundary gas processing facility, which has a capacity of 28 mmcf/d of sour gas, 6 mmcf/d of sweet gas and 600 barrels per day of oil and natural gas liquids. At North Boundary, hydrocarbons are produced from eight prospective horizons to a depth of approximately 1,300 metres.

North Boundary

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OPERATIONS REVIEW

     As of year-end, more than 25 prospective locations for exploration or development drilling were identified. With current 3D seismic coverage over the majority of the property, and more seismic to be added in 2004, Hawker expects to expand its presence and production in the area. Hawker believes North Boundary will be a key asset in fuelling the Company’s growth in 2004.

VALHALLA

The Valhalla property is located 160 kilometres northwest of Grande Prairie, in north central Alberta. Its multiple cretaceous, geological targets are found at a depth of approximately 1,800 metres. Hawker currently has a working interest in 1,940 gross acres with a rolling option farm-in on an additional 4,160 gross acres granted by a major resource company.

     Three producing wells have been drilled on Hawker’s acreage. The wells have been connected to third party processing facilities in the area. Production at year-end was 220 barrels per day, comprising 1 mmcf/d of natural gas and 55 barrels per day of oil and natural gas liquids. Two standing wells which have been drilled but are not yet tied into pipelines are expected to be brought on production in 2004. Several re-completion opportunities have also been identified and will be started in 2004.

     The surrounding area is dominated by several large oil and gas companies, and offers Hawker limited opportunities for growth beyond 2004. As a result the Company will evaluate future plans for this property, including a possible exchange or sale.

CHIGWELL

Chigwell is a grassroots exploration prospect that was developed by Hawker in the second half of 2003. Hawker has reviewed more than 100 existing well data sets to identify the Chigwell opportunity. Hawker acquired its land position at Chigwell in the third quarter of 2003, with two exploration wells subsequently drilled and cased. Both of these wells tested at commercial flow rates of natural gas from the Basal Quartz/Ellerslie horizon.

     This area is well developed in terms of infrastructure, and Hawker has initiated discussions with third party facility operators regarding access to available processing and gathering capacity. Hawker plans to drill two follow-up well locations in early 2004 in conjunction with additional land and seismic data acquisitions.

     The Chigwell area is viewed as an emerging focus area for Hawker. The project exemplifies Hawker’s ability to identify drilling opportunities and exploit them quickly.

Chigwell

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OPERATIONS REVIEW

Purple Springs

PURPLE SPRINGS

At Purple Springs in southern Alberta, Hawker farmed-in on 6,400 gross acres of land where the Company plans to drill and tie in 15 wells to earn a 50 percent working interest position. The program will capitalize on Hawker’s significant technical experience in developing shallow Medicine Hat gas sands throughout southern Alberta. Future opportunities for the block and offsetting lands involve infill drilling, and gathering and processing of third party natural gas through the facilities Hawker will develop in this area. Exploration prospects for deeper targets in the Viking, Sunburst, and Sawtooth formations may be evaluated as part of the 2004 drilling program.

WILD RIVER PROSPECT

The Wild River prospect is non-operated and constitutes a significant part of Hawker’s 2004 high risk exploration portfolio. Hawker has a 20 percent working interest in five sections of land as well as the associated seismic coverage. The Wild River prospect is a Nisku pinnacle reef on trend with existing pinnacle reef production to the south. The feature was identified by seismic reprocessing and as mapped could have significant gas-in-place relative to the analogous pinnacles in the area. The well located at 8-14-57-23 W5M was spudded in December and at year-end was drilling forward. Subsequent to year-end the well was cased and is currently being evaluated by Hawker and its partners.

OTHER

In conjunction with Hawker’s acquisition of Southward Energy on April 30, 2003, the Company acquired access to a large seismic database covering northeast British Columbia and extending southeast to the southern Alberta prairies. The database included some 1,250 km of 2D seismic data and 2,750 square km of 3D seismic information. Hawker’s exploration team has extensively reviewed and re-processed certain data to develop an inventory of potential exploration prospects. Land acquisition strategies have been developed for these prospects and in some cases land has been acquired. Hawker expects to drill two of these prospects in early 2004, and will continue evaluation and land acquisition of the others.

     In addition to North Boundary and Valhalla, 10 minor properties were acquired as part of the Pointwest acquisition. The properties are all non-operated with an average working interest of 30 percent. Production at year-end from the combined properties was 1.8 mmcf/d of natural gas and 22 barrels per day of oil and liquids. Subsequent to year-end and following an evaluation of the properties’ exploitation potential, the Company reached an agreement to sell these properties with the closing expected at the end of the first quarter.

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Reserves

RESERVES AND RESERVE REPLACEMENTS

Hawker retains independent petroleum engineering consultants, McDaniel & Associates Consultants Ltd. (McDaniel) and Gilbert Laustsen Jung Associates Ltd. (GLJ), to evaluate the Company’s proved and probable oil and natural gas reserves and prepare the Evaluation Reports on the Company’s total reserves. For the year ended December 31, 2003, the independent evaluators’ reports incorporated 100 percent of the Company’s reserve value. The Board of Directors of the Company has an independent Reserves Committee, which met with the evaluators to carry out independent due diligence procedures as to the Company’s reserves.

     During 2003, Hawker established a proved plus probable reserve base that equals approximately 4.4 years of equivalent production (includes the 2003 Pointwest acquisition). Proved reserves represent 77 percent of the Company’s total proved plus probable reserves.

     The Company’s strategy of exploitation coupled with exploration and opportunistic acquisitions is a proven successful model, and should result in an increase in reserves per common share on an annual basis.

     In their evaluation, the evaluators booked two percent of the Company’s proved barrels of oil equivalent as proved undeveloped. The evaluators assigned 12.1 percent of Hawker’s proved crude oil and NGL reserves as proved undeveloped. The evaluators assigned two percent of the Company’s proved natural gas reserves as proved undeveloped, of which a portion is associated with secondary natural gas.

RESERVES BEFORE ROYALTIES*

	Proved	Proved Non-	Proved	Proved
DECEMBER 31, 2003	Producing	Producing	Undeveloped	Total	Probable	Total
Light/medium oil (mbbls)	164.5	13.3	42.5	220.3	69.6	289.9
Natural gas (mmcf)	30,947.4	7,249.2	885.7	39,082.3	11,536.3	50,618.6
Natural gas liquids (mbbls)	135.0	23.4	3.5	161.9	40.4	202.3

Total reserves (mboe)	5,457.4	1,244.9	193.6	6,895.9	2,032.7	8,928.6
Present value of reserves ($ millions)
10% discount	86,945.4	19,352.8	1,261.1	107,559.2	21,737.1	129,296.4
15% discount	79,218.7	17,816.1	997.8	98,031.6	17,971.4	116,004.0

Barrels of oil equivalent are converted from natural gas at a 6:1 conversion ratio

*	excludes abandonment costs; based on forecast prices

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KEITH T. SMITH

Director

Mr. Smith was appointed to Hawker's Board of Directors in April 2003. Since November 2001, he has served as President and Chief Executive Officer of zed.i solutions inc. – an advanced designer, manufacturer and developer of gas well monitoring and well testing technology solutions. He practiced law in the oil and gas group with Bennett Jones LLP from 1983 to 1994.

STAN G.P. GRAD

Director

Mr. Grad is the former President and Chief Executive Officer and founder, of Grad & Walker Energy Corporation, an oil and gas exploration and production company. Mr. Grad is a director of Resolution Resources Ltd., Wellco Energy Services Inc., Alberta Shock Trauma Air Rescue Society (STARS) and a founding member of the Calgary Stampede Foundation.

MARTIN A. LAMBERT

Director

Mr. Lambert joined the Hawker Board of Directors in April 2003. He served as Chief Executive Officer of Bennett Jones LLP from 1996 to 1999, and in 1998 was named Alberta Business Person of the Year by Alberta Venture Magazine. Mr. Lambert's board memberships currently include Bear Creek Energy Ltd., ExAlta Energy Inc. and Houston-based Board of Oil States International.

RONALD P. MATHISON

Chairman

Mr. Mathison assumed the Chair of Hawker Resources in April 2003. He owns and operates Matco Investments Ltd., a merchant bank that owns and manages a portfolio of restructured companies as well as a portfolio of real estate assets in Alberta. Before this, he was a director of Peters & Co. Limited, an investment brokerage firm specializing in the oil and gas industry, and also acted as a principal in its Corporate Finance Department.

DAVID A. TUER

Director

BRUCE J. KENWAY

Director

Mr. Kenway was re-appointed to the Hawker Board in April 2003 after serving on the Board of predecessor company, Synsorb Biotech Inc., since 1994. He is a founding member of Kenway Mack Slusarchuk Stewart LLP, a chartered accounting firm that provides a wide range of audit, accounting, tax, management consulting and accounting technology consulting to a diverse client base.

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Corporate Governance

THE BOARD IS RESPONSIBLE
FOR APPOINTING AND
MONITORING THE COMPANY’S
SENIOR OFFICERS.

Hawker Resources Inc.’s Board of Directors is responsible for establishing the Company’s general strategic direction and overseeing management’s business conduct. The Board of Directors, management and employees work together to meet corporate goals and foster a culture of integrity throughout the Company.

     The Board is responsible for appointing and monitoring the Company’s senior officers. The Board also participates in strategic planning by actively reviewing the plans developed and proposed by senior management. Included in this analysis is the consideration and management of the principal risks associated with the Company’s business. The Board reviews the Company’s communications with the public as well as the integrity of the Company’s internal control and management information systems.

     To ensure proper governance of the Company and supervision of management, the Board has appointed the Audit Committee, the Reserves Committee, the Compensation Committee and the Governance Committee. Acting directly and through these committees the Board is responsible for the overall stewardship of the Company.

     The Board currently has six Directors, five of which are “unrelated”, non-executive Directors, and one related, executive Director, David Tuer, who is a member of management.

     The Company’s Board of Directors continually evaluates the corporate governance policies and procedures of the Company. Regulatory changes that have occurred as a result of the enactment of the Sarbanes-Oxley Act 2002, proposed listing standards of the New York Stock Exchange and proposed changes to the TSX Corporate Governance Guidelines are continually monitored by the Company’s Board of Directors and the Board will take appropriate action as regulatory changes occur. In the following table, the Company’s corporate governance procedures are compared with the current TSX guidelines on corporate governance.

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CORPORATE GOVERNANCE

HAWKER
TSX GUIDELINE			ALIGNMENT	COMMENTARY

1.	The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:		YES	The Board of Directors acknowledges its responsibility for the stewardship of the Company in overseeing the business and affairs of the Company. In particular, the Board:

	(a)	adoption of a strategic planning process;	YES	(a)	ensures the Company has appropriate short and long-term goals and has implemented a strategic planning process;

	(b)	the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;	YES	(b)	identifies the principal business risks and ensures proper systems are in place to manage these risks and protect shareholder value;

	(c)	succession planning, including appointing, training and monitoring senior management;	YES	(c)	ensures that senior management is of the highest caliber and that adequate systems are in place for the appointment, development and monitoring of senior management to facilitate the orderly succession of senior management;

	(d)	a communication policy for the corporation;	YES	(d)	ensures the Company’s communication policy enables it to effectively communicate with shareholders, other stakeholders and the public generally, including the capital markets;

	(e)	the integrity of the corporation’s internal control and management information systems.	YES	(e)	ensures the Company has in place adequate internal controls and management information systems.

2.	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors as defined by the TSX.		YES	The Board of Directors is comprised of six members, all of whom have extensive and varied business experience. The majority of the Directors are non-management “unrelated Directors”, as defined in the Report of The Toronto Stock Exchange Committee on Corporate Governance in Canada. The Company does not have a significant shareholder with the ability to exercise a majority of the votes for the election of Directors.

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CORPORATE GOVERNANCE

HAWKER
TSX GUIDELINE		ALIGNMENT	COMMENTARY

3.	The application of the definition of “unrelated director” to each director should be the responsibility of the board and the analysis of the application of the principles supporting the conclusions of the Board should be disclosed on an annual basis.	YES	All of the members of the Board of Directors of the Company are non-management, “unrelated directors” with the exception of Mr. D.A. Tuer, President and Chief Executive Officer. All other members of the Board of Directors are free from any interest and any business or other relationship that could reasonably be perceived to materially interfere with the Director’s ability to act with a view to the best interests of the Company.

4.	The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with the responsibility of proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	YES	The Board created the Corporate Governance Committee comprised exclusively of non- management, “unrelated directors” who are Messrs. R.P. Mathison and M.A. Lambert, which is responsible for the identification and recommendation to the Board of individuals qualified to become Board members and for the ongoing assessment of Directors.

5.	Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.	YES	The Corporate Governance Committee is responsible for assessing the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual Directors. The assessment is ongoing and includes an annual questionnaire that each Director must complete. The Committee reviews the submitted questionnaires and the results constitute part of the report to the full Board.

6.	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	YES	The Company has an informal orientation and education program, which allows unrestricted direct access by any Board member to any member of senior management and their staff.

7.	Every board of directors should examine its size and with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number, which facilitates more effective decision-making.	YES	The Company’s Articles of Incorporation restrict the size of the Board to a maximum of 11 members. The Board continually monitors its decision-making effectiveness and where appropriate will make the necessary changes to establish a board size to facilitate effective decision-making.

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CORPORATE GOVERNANCE

HAWKER
TSX GUIDELINE		ALIGNMENT	COMMENTARY

8.	The board of directors should review the adequacy and form of the compensation of directors and ensure compensation realistically reflects the responsibilities and risk involved in being an effective director.	YES	The Compensation Committee comprising Messrs. K.T. Smith and M.A. Lambert, reviews the adequacy and structure of Directors’ compensation and makes recommendations designed to ensure the Directors’ compensation realistically reflects the responsibilities of the Board of Directors. The Compensation Committee is presently reviewing Directors’ compensation levels with a view to making appropriate adjustments to Directors’ compensation for the 2004 year to reflect the increased governance responsibilities being placed on the Directors by the Company.

9.	Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.	YES	The Board has established four committees: (i) the Audit Committee; as described in paragraph 13, (ii) the Compensation Committee as described in paragraph 8; (iii) the Corporate Governance Committee as described in paragraphs 4, 5 and 10; and, (iv) the Reserves Committee comprising a majority of non-management, “unrelated Directors” who are Messrs. R.P. Mathison, S.G.P. Grad and K.T. Smith. The Reserves Committee communicates directly with the Company’s external independent engineering firm to review the qualifications of and procedures used by the independent engineers in determining the estimate of the Company’s quantities and value of petroleum and natural gas reserves remaining.

10.	Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.	YES	The Corporate Governance Committee is expressly charged with the responsibility for developing the Company’s approach to governance issues and is responsible for the Company’s response to these governance guidelines.

11.	The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives, which the CEO is responsible for meeting.	YES	The Corporate Governance Committee is preparing the Company’s corporate governance guidelines for consideration by the full Board. The Board is responsible for the stewardship of the Company. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. In addition, the Board in conjunction with senior management determines the limits of management’s responsibilities and establishes annual corporate objectives which management is responsible for meeting.

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CORPORATE GOVERNANCE

HAWKER
TSX GUIDELINE		ALIGNMENT	COMMENTARY

12.	Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management.	YES	The Board of Directors functions independently of management and appoints the Chairman. At least once during each year, immediately following the termination of a regularly scheduled Board meeting, the non-management, “unrelated Directors” meet in executive session without the presence of management to discuss whatever topics are appropriate. These meetings are chaired by the Chairman of the Corporate Governance Committee. Additional executive sessions may be scheduled from time to time as determined by a majority of the non-management “unrelated Directors” in consultation with the Chairman of the Board and Chairman of the Corporate Governance Committee.

13.	The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control.	YES	The Board created the Audit Committee comprised of Messrs. B.J. Kenway, R.P. Mathison and M.A. Lambert who are all non-management, “unrelated Directors”. The Audit Committee is responsible for selecting and recommending the appointment of the Company’s independent auditors by the shareholders, pre-approving all audit and non-audit services to be provided to the Company and establishing the fees to be paid to the independent auditors. The Committee meets directly with the Company’s independent auditors both with management and independent of management and is responsible for monitoring the preparation and audit of the Company’s financial statements and the establishment of appropriate internal controls. In addition the Committee provides an avenue for communication between each of the independent auditors, financial and senior management and the Board.

14.	The board of directors should implement a system, which enables an individual director to engage an outside adviser at the expense of the company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	YES	The full Board or any member of the Board can engage outside advisors at the expense of the Company in appropriate circumstances.

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Health, Safety and Environment

HAWKER LOOKS FOR
OPPORTUNITIES TO
WORK TOGETHER
WITH COMMUNITY AND
INDUSTRY GROUPS.

Hawker believes that ethical, socially-responsible operations and environmental stewardship are integral to long-term success. Hawker complies with or exceeds all regulatory standards and guidelines and operates within its licenses and regulatory approvals. In 2003, Hawker implemented a Health, Safety and Environment (HS&E) process to monitor and steward its related programs. This process is based on industry best practices, and was developed based on the Company’s management team’s extensive experience in the energy sector.

     Furthermore, Hawker completes internal safety and compliance audits of its facilities and well sites on a regular basis. All new production facilities that were acquired in 2003 were audited to ensure they will provide safe and healthy working environments for Hawker’s employees and contract staff. These accomplishments provide an excellent foundation for continuous improvement in health, safety, environment and community performance.

     Hawker takes a proactive approach to its work in order to reduce its environmental footprint. Protecting the environment is a fundamental value in the Company. Accordingly, Hawker looks for opportunities to work together with community and industry groups to create a better, sustainable energy industry. In its first year of operations, Hawker was recognized for its contributions to effective environmental, health and safety stewardship with the Canadian Association of Petroleum Producers (CAPP) Bronze Level.

BUILDING POSITIVE COMMUNITY RELATIONSHIPS

Hawker works cooperatively with the communities in which it operates by interacting on a regular basis with stakeholder groups and individuals, government agencies and industry committees. Hawker believes that these relationships are crucial to the Company’s success and as it grows, will continuously focus on making local residents and stakeholder groups aware of its activities through open communication.

- PAGE 24 -

Exhibit 2

Management’s Discussion and Analysis

Management’s discussion and analysis of the financial and operating results for the Company should be read in conjunction with the Company’s audited financial statements and related notes for the years ended December 31, 2003 and 2002. This discussion contains forward-looking statements that are not historical in nature and involves risks and uncertainties. Forward-looking statements are not guarantees as to the Company’s future results since there are inherent difficulties in predicting future results. Accordingly, actual results could differ materially from those expressed or implied in the forward-looking statements.

     At the Annual and Special Meeting of SYNSORB Biotech Inc. (“SYNSORB”) shareholders held April 3, 2003, shareholders approved the planned conversion of the company into an oil and gas enterprise and changed the company’s name to Hawker Resources Inc. (“Hawker” or “the Company”). Prior to 2002, SYNSORB conducted pharmaceutical drug research and development. On December 10, 2001 SYNSORB terminated its drug development activities.

     On June 30, 2003, the conversion of the Company to an oil and gas enterprise was completed when Hawker acquired natural gas properties located in the Lavoy and Cold Lake areas. Hawker’s 2003 operating results reflect the costs of converting Hawker into an oil and gas enterprise and the results of its first six months of oil and gas operations. Accordingly, the 2003 operating results are not directly comparable to the 2002 operating results when the Company was winding down its biotech operations and seeking strategic alternatives.

REVENUE

Production revenue for the year ended December 31, 2003 was $17,582,000. The second half of 2003 marked the commencement of oil and gas operations for the Company and accordingly, there were no production revenues for the year ended December 31, 2002.

     All of the Company’s production was natural gas. Natural gas sales volumes for the six months ended December 31, 2003 averaged 16,346 mcf/d and the average price received was $5.84 per mcf. Hawker’s production was from the Lavoy area and the Cold Lake/Bonnyville area.

     The majority of the Company’s natural gas production is sold to aggregators and the Company receives AECO spot or AECO month index prices. The Company has entered into commodity price contracts to reduce the volatility of commodity prices and to ensure that funds are available to support planned capital expenditures. The financial and physical contracts currently in place are summarized in the table on page 26.

     Interest income for the year ended December 31, 2003 was $78,000 versus $32,000 for the year ended December 31, 2002. The increases were due to higher cash balances on hand during the first half of 2003 when the Company did not have bank debt, as compared to 2002.

FINANCIAL HIGHLIGHTS

YEAR ENDED DECEMBER 31	2003	2002
(in thousands of dollars, except per share amounts)
Revenue	$17,582	$—
Cash flow from operations (1)	5,985	(1,759)
Per common share — basic and diluted	0.35	(0.35)
Net earnings	2,314	3,766
Per common share — basic and diluted	0.14	0.76

(1) Cash flow from operations is a non-GAAP term that represents net earnings adjusted for non-cash items including depletion and depreciation, accretion, future income tax recovery, stock-based compensation, asset write-downs and gains (losses) on sale of assets. Cash flow per share is calculated by dividing cash flow from operations as previously described by the weighted average number of common shares outstanding during the year. The Company evaluates its performance based on earnings and cash flow from operations. The Company considers cash flow from operations a key measure as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

- PAGE 25 -

CONTRACT	TERM	VOLUME	AVERAGE PRICE	INDEX
Collar	Jan 2004 - Mar 2004	4,830 GJ/D	$6.36 - $7.15	AECO
Collar	Apr 2004 - Oct 2004	18,000 GJ/D	$5.50 - $6.37	AECO
Fixed Price	Jan 2004 - Mar 2004	1,610 GJ/D	$6.76	AECO
Fixed Price	Apr 2004 - Oct 2004	10,000 GJ/D	$5.76	AECO

     Other revenue received by the Company during 2003 primarily related to an exclusive license agreement of certain of its patents regarding toxin-binding sugars. Pursuant to this license agreement, the Company received net proceeds of $375,000. The Company also received a milestone payment of $105,000 with respect to the previous sale of its INH Technologies Inc. subsidiary. Other revenue of $107,000 received during the year ended December 31, 2002 also related to a milestone payment received by the Company with respect to the previous sale of its INH Technologies Inc. subsidiary. The Company cannot predict the likelihood, timing or amount of any further milestone or licensing receipts.

ROYALTY EXPENSE

Royalty expense for the year ended December 31, 2003 was $4,205,000, or 24 percent of production revenue. There was no royalty expense for 2002 as the Company did not have oil and gas operations.

PRODUCTION EXPENSE

Production expense for 2003 was $2,028,000 or $0.67 per mcf, including accretion expense of $100,000. There was no production expense for 2002 as the Company did not have oil and gas operations.

OPERATING NETBACKS

($/mcf)	2003
Revenues	5.84
Royalties	(1.40)
Operating expenses	(0.67)

Operating netbacks	3.77

GENERAL AND ADMINISTRATIVE EXPENSE

Net general and administrative expense for the year ended December 31, 2003 was $4,590,000, an increase of 183 percent from the $1,621,000 for the year ended December 31, 2002. The increase in general and administrative expenses was attributable to the addition of staff, use of consultants and increased general administrative costs associated with the Company becoming a fully operational oil and gas entity. General and administrative expenses totaling $564,000 were capitalized for the year ended December 31, 2003.

INTEREST EXPENSE

Interest expense for the year ended December 31, 2003 was $679,000 as compared with $71,000 for the year ended December 31, 2002. The increase in interest expense was a result of using the credit facility as an operating line of credit and to fund asset acquisitions.

DEPLETION AND DEPRECIATION

Depletion and depreciation expense for the year ended December 31, 2003 was $8,933,000 as compared with $26,000 for the year ended December 31, 2002. On a unit of production basis, depletion and depreciation expense on oil and gas assets was $17.79 per boe for the year ended December 31, 2003. Depletion and depreciation associated with oil and gas assets accounted for the large increase in depletion and depreciation expense for 2003 as compared with 2002. Depreciation expense for 2002 related solely to computer equipment and office furniture and equipment.

- PAGE 26 -

ASSET RETIREMENT OBLIGATIONS

In 2003, the Company retroactively adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations. The new pronouncement requires the Company to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying value of the related long-lived asset. The liability is subsequently adjusted due to the passage of time, and is recognized as an accretion expense in the statement of earnings. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. The increase in the carrying value of the capital asset is amortized using the unit of production method based on estimated gross proven reserves as determined by independent engineers.

     The Company did not have long-lived assets subject to retirement obligations as at December 31, 2002 and therefore this change in accounting policy had no impact on the December 31, 2002 financial statements. The effect of this change on the December 31, 2003 balance sheet was an increase in capital assets of $3,191,000 and the recognition of an asset retirement obligation of $3,499,000. The change in accounting for asset retirement obligations as compared to the site restoration approach resulted in an increase in net earnings of $217,000 for the year ended December 31, 2003 ($0.01 per share).

STOCK-BASED COMPENSATION

Effective January 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock based compensation. Under this new pronouncement, stock based compensation expense is recorded for all stock options granted on or after January 1, 2003. For the year ended December 31, 2003, the impact of the adoption of this standard on the financial statements as at December 31, 2003 was a decrease in net earnings of $132,000 ($0.01 per share) and a corresponding increase in contributed surplus.

LEASE ABANDONMENT EXPENSE

During the third quarter of 2003, the Company consolidated its office space. A provision of $322,000 was made during the third quarter for residual lease costs on office space no longer occupied by the Company. This provision was increased by $180,000 to a total of $502,000 during the fourth quarter when sublease arrangements were modified. There was no lease abandonment expense for 2002.

OPERATING COSTS AND WRITE-DOWNS ASSOCIATED WITH ASSETS HELD FOR SALE

Assets held for sale are comprised of the pharmaceutical manufacturing facility and related manufacturing equipment associated with the former biotech operations of the Company. For the year ended December 31, 2003, operating costs and write-downs associated with assets held for sale were $190,000 as compared with $7,408,000 for the year ended December 31, 2002. During 2003, the Company wrote-down the carrying value of assets held for sale by $145,000 to the estimated net realizable value. During 2002, assets held for sale were written down by a total of $7,097,000.

INCOME TAXES

The Company’s current income tax expense was solely comprised of the Large Corporations Tax, and for the year ended December 31, 2003, totaled $345,000. There was no tax expense for the year ended December 31, 2002. The increase is due to the higher capital base of the Company attributable to the debt and equity financings completed during 2003.

     On December 5, 2003, the Company issued 2,900,000 flow-through shares for $15,225,000. In accordance with the agreements between the Company and the flow-through shareholders, the Company renounced $15,225,000 of Canadian Cumulative Exploration Expense as of December 31, 2003. This renunciation gave rise to a future tax liability of

- PAGE 27 -

$5,271,000. The tax pools of the Company are sufficient to offset this liability and accordingly, a future tax recovery was recognized in an equal amount.

     Currently, the Company has tax pools that would provide for a $6,787,000 future tax benefit. This benefit has not been recognized due to the uncertainty of the future use of all of the tax pools.

LIQUIDITY AND CAPITAL RESOURCES

Pursuant to various financing agreements entered into April 3, 2003, the Company raised $3,645,000 through the issue of 430,493 Series A Debentures for $3,616,000, 430,493 Series A Warrants for $12,000, 2,152,465 voting preferred shares for $6,000 and 3,874,437 non-voting preferred shares for $11,000.

     Each Series A Warrant entitled the holder thereof to purchase five common shares and nine Class A common shares on the concurrent surrender of the warrant, five voting preferred shares, nine non-voting preferred shares, and one Series A Debenture. On May 29, 2003, immediately after the issue of a receipt for the prospectus offering common shares for sale and issue, the Series A Warrants were exercised and the Company issued 2,152,465 common shares and 3,874,437 Class A common shares upon the surrender of the voting and non-voting preferred shares and Series A Debentures.

     On May 29, 2003, the Company issued a fully marketed prospectus offering 14,286,000 common shares to the public priced at $3.15 per share. The issuance was fully subscribed and the public offering was completed on June 12, 2003. The Company received $42,301,000, net of underwriting fees.

     On December 5, 2003, the Company issued through a private placement, 2,900,000 common shares on a flow-through basis at a price of $5.25 per share. The Company received $14,514,000, net of underwriting fees.

     On December 30, 2003, the Company issued, pursuant to a prospectus offering, 11,200,000 common shares at a price of $4.05 per share. The Company received $43,092,000, net of underwriting fees.

     On March 31, 2003 the Company acquired all of the shares of 1022971 Alberta Ltd. (“1022971”) for a nominal amount and the Company was assigned an option to purchase up to a 49 percent interest in certain oil and gas properties west of the fourth meridian (“W4M Properties”) owned by Southward Energy Ltd. (“Southward”). On April 30, 2003, 1022971 acquired all of the shares of Southward. Immediately thereafter, Southward sold its oil and gas properties, excluding a one percent undivided interest in the W4M Properties and a 100 percent interest in seismic data, to an independent third party.

     On June 30, 2003, the Company exercised its option to purchase the W4M Properties. Further on June 30, 2003, the Company purchased the one percent undivided interest in the W4M Properties of Southward and the non-cash working capital of Southward was conveyed to the Company. Also on June 30, 2003, all of the shares of 1022971, which included Southward and all of its subsidiaries, were sold for nominal consideration to an independent third party. The total purchase price of the 50 percent interest in the W4M Properties and non-cash working capital of $71,337,000 was funded by the net proceeds of the prospectus offering and bank debt.

     On August 14, 2003, the Company acquired all of the shares of 1053638 Alberta Ltd. and 1053639 Alberta Ltd., seismic data companies. On August 19, 2003, the Company sold all of the shares of 1053638 Alberta Ltd. The net cash consideration paid was $1,200,000. On December 31, 2003, 1053639 Alberta Ltd. was amalgamated with Hawker.

     On December 30, 2003, Hawker acquired all of the shares of Pointwest Energy Inc., a privately held oil and gas company with operations in Alberta and B.C., for total consideration of $67,247,000, funded by bank debt and the net proceeds of the December 30, 2003 share issue. Pointwest Energy Inc. was amalgamated with Hawker on December 30, 2003. Upon completion of the review of the minor properties of Pointwest, the Company has

- PAGE 28 -

agreed to sell those properties for approximately $6 million. The Company is also seeking offers on the Valhalla property due to its limited future potential.

     During the year ended December 31, 2003, the Company spent $14,783,000 on capital asset additions, excluding property acquisitions. There were no capital expenditures during 2002, reflecting the wind-down of the biotech operations of the Company.

CAPITAL EXPENDITURES

YEAR ENDED DECEMBER 31	2003
(in thousands of dollars)
Exploration and Development Expenditures
Lease acquisition and retention	$1,916
Geological and geophysical	4,674
Drilling and completion	5,439
Facilities and equipment	2,475

Total Exploration and Development Expenditures	14,504
Other capital assets	279

Total Capital Expenditures	$14,783

     During the second half of 2003, the Company participated in the drilling of 35 gross (17.6 net) wells. This resulted in 27 gross (13.6 net) wells and 8 gross (4.0 net) dry holes. As at December 31, 2003, only 12 of these wells had been connected into processing facilities and/or pipelines. The Company and the Lavoy operator are taking steps to accelerate the tie-in process.

     For the year ended December 31, 2003, proceeds of $1,173,000 were received on assets held for sale as compared with $44,000 for the year ended December 31, 2002. The assets held for sale relate to the pharmaceutical manufacturing facility and related manufacturing equipment associated with the former biotech operations of the Company.

     During the 2003, the Company received proceeds of $192,000 from the exercise of stock options under the stock option plan. The options exercised were granted while the Company was operating as a biotech firm.

     The Company has a $54 million extendible revolving term credit facility and a $10 million non-revolving bridge facility. As at December 31, 2003, $9.9 million of the extendible revolving term facility remained unutilized while the $10 million non-revolving bridge facility was fully utilized. The Company plans to use proceeds from oil and gas property sales to fund the repayment of the non-revolving bridge facility. The capacity of the extendible revolving term credit facility, combined with cash flow from operations, is expected to be sufficient to support the Company’s 2004 capital program.

     As at December 31, 2003, the Company’s working capital deficiency was $17,828,000, including the bridge financing of $10,000,000, compared to working capital of $412,000 as at December 31, 2002, reflecting the business acquisitions and year end activity level of the Company.

     Pursuant to the terms of a technology commercialization agreement pertaining to pharmaceutical drug development, the Company received a grant from the Alberta Heritage Foundation for Medical Research (“AHFMR”) in 1995. The Company was required to repay the amount advanced of $387,000 plus a royalty equivalent to the amount initially received. Any required repayment and royalty was based on gross sales of SYNSORB related products commencing January 1, 2000 with payments equal to the lesser of five percent of gross sales or $100,000 per annum commencing 90 days after January 1, 2001. Due to the conversion of the Company into an oil and gas enterprise and the nascent stage of the SYNSORB technology, the AHFMR accepted a royalty payment of $18,550 during the third quarter of 2003 in exchange for a full release of Hawker from the terms of the technology commercialization agreement.

- PAGE 29 -

RISKS AND UNCERTAINTIES

The Company is engaged in the exploration, development, production and acquisition of crude oil and natural gas. This business is inherently risky and there is no assurance that hydrocarbon reserves will be discovered and economically produced. Financial risks associated with the petroleum industry include fluctuations in commodity prices, interest rates, and currency exchange rates along with the credit risk of the Company’s industry partners. Operational risks include reservoir performance uncertainties, the reliance on operators of our non-operated properties, competition, environmental and safety issues, and a complex and changing regulatory environment.

Hawker is taking steps to reduce its business risks by increasing the number of core areas it has and increasing the number of areas it operates. This will spread the operational risks over several areas, reducing the potential impact on Hawker of unfavourable operational issues that may occur at any one area. It will also enable Hawker to control the timing, direction and costs related to exploration and development activities. Environmental and safety risks are mitigated through compliance with provincial and federal environmental and safety regulations, by maintaining adequate insurance, and by adopting appropriate emergency response and safety procedures.

The Company manages commodity pricing uncertainties with a risk management program that encompasses a variety of financial instruments. These include forward sales contracts on natural gas production and financial sales contracts.

RECENT ACCOUNTING DEVELOPMENTS

The Canadian Institute of Chartered Accountants has issued a new accounting guideline related to full cost accounting for oil and gas. The recommendations contained in the guideline are to be implemented effective January 1, 2004 and it is expected adoption will not materially impact results.

OUTLOOK

At the start of 2003, the Company was a failed biotech firm seeking strategic alternatives. During the first half of 2003, the Company successfully transformed into an oil and gas enterprise and, at June 30, 2003, had a 50 percent working interest in two properties: the non-operated Lavoy area and the Cold Lake/Bonnyville area, which is operated by Hawker.

With the acquisition of Pointwest, the Company also has an average 85 percent working interest in the Boundary Lake area and a 100 percent working interest in the Valhalla property, both operated by Hawker, along with some minor non-operated properties. In the six short months since becoming an oil and gas enterprise, Hawker has also developed and drilled two successful gas wells on one of its own internally generated prospects at Chigwell, an emerging core area in that it provides the Company with the opportunity to add value to the property in the future. The Company has also assembled an exploration team and land outside its producing areas, including Purple Springs and Wild River, that will enable it to develop new core areas in 2004.

For fiscal 2004, the Company has budgeted $55.8 million of capital expenditures for exploration and exploitation opportunities. Hawker anticipates achieving an average production level in excess of 7,000 boe/d for 2004.

- PAGE 30 -

Exhibit 3

Management’s Report and
Auditors’ Report to Shareholders

MANAGEMENT’S REPORT

The financial statements of Hawker Resources Inc. were prepared by management in accordance with Canadian generally accepted accounting principles. The financial and operating information presented in this annual report is consistent with that shown in the financial statements.

Management has designed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of financial statements for reporting purposes. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. Such estimates are based on careful judgments made by management.

External auditors appointed by the shareholders have conducted an independent examination of the Company’s accounting records in order to express their opinion on the financial statements.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial and internal control. The Board exercises this responsibility through its Audit Committee. The Audit Committee, which consists of non-management members, has met with the external auditors and management in order to determine that management has fulfilled its responsibilities in the preparation of the financial statements. The Audit Committee has reported its findings to the Board of Directors who have approved the financial statements.

DAVID A. TUER
President and Chief Executive Officer

BARRY HERRING
Senior Vice President and Chief Financial Officer
Calgary, Canada
March 17, 2004

TO THE SHAREHOLDERS OF HAWKER RESOURCES INC.

We have audited the balance sheets of Hawker Resources Inc. as at December 31, 2003 and 2002 and the statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS
Calgary, Canada
March 10, 2004
(except for note 17 which is as of March 17, 2004)

- PAGE 31 -

Balance Sheets

AS AT DECEMBER 31	2003	2002
(in thousands of dollars)
ASSETS
Current
Cash	$–	$289
Accounts receivable	11,577	27
Investments	2,500	–
Prepaids and other current assets	1,845	176

	15,922	492
Assets held for sale (Note 5)	2,190	3,500
Capital assets (Notes 4, 6 and 7)	166,990	23

	$185,102	$4,015

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$23,750	$80
Bank loan (Note 7)	10,000	–

	33,750	80
Bank loan (Note 7)	44,149	–
Leasehold inducements	247	–
Alberta Heritage Foundation grant (Note 8)	–	387
Asset retirement obligations (Note 3)	3,499	–
Commitments and contingencies (Notes 4, 15 and 16)
Shareholders’ Equity (Note 9)
Share capital	110,204	12,741
Contributed surplus	132	–
Deficit	(6,879)	(9,193)

	103,457	3,548

	$185,102	$4,015

See accompanying notes to the financial statements

On behalf of the Board:

DIRECTOR	DIRECTOR

- PAGE 32 -

Statements of Earnings and Deficit

FOR THE YEARS ENDED DECEMBER 31	2003	2002
(in thousands of dollars, except per share amounts)
		Restated
		(Note 4 (d))
Revenue
Production revenue	$17,582	$–
Royalties	(4,205)	–

	13,377	–
Interest income	78	32
Other	487	107

	13,942	139

Expenses
Production	2,028	–
General and administrative (Note 10)	4,590	1,621
Interest on long-term debt	679	71
Depletion and depreciation	8,933	26

	16,230	1,718

Loss before the following	(2,288)	(1,579)
Lease abandonment expense	(502)	–
Operating costs and write-downs associated with assets held for sale	(190)	(7,408)
Gain on the sale and distribution of Oncolytics shares	–	13,067
Share of loss from equity investment in Oncolytics	–	(314)
Alberta Heritage Foundation grant settlement (Note 8)	368	–

Earnings (loss) before taxes	(2,612)	3,766

Taxes
Future income tax recovery (Note 11)	(5,271)	–
Capital taxes	345	–

	(4,926)	–

Net earnings	2,314	3,766
Deficit, beginning of year	(9,193)	(72,855)
Reduction of stated capital (Note 9)	–	59,896

Deficit, end of year	$(6,879)	$(9,193)

Basic and diluted net earnings per common share (Note 9)	$0.14	$0.76

See accompanying notes to the financial statements

- PAGE 33 -

Statements of Cash Flows

YEARS ENDED DECEMBER 31	2003	2002
(in thousands of dollars)
		Restated
		(Note 4 (d))
OPERATING ACTIVITIES
Net earnings	$2,314	$3,766
Add (deduct) non-cash items:
Depletion, depreciation and asset write-downs	9,078	7,216
Accretion expense	100	–
Alberta Heritage Foundation grant settlement (Note 8)	(368)	–
Future income tax recovery	(5,271)	–
Stock-based compensation (Note 10)	132	–
Share of loss from equity investment in Oncolytics	–	314
Gain on sale and distribution of Oncolytics shares	–	(13,067)
Issuance of stock options for services	–	12

	5,985	(1,759)
Net change in non-cash working capital (Note 14)	5,660	(4,779)

	11,645	(6,538)

INVESTING ACTIVITIES
Proceeds from sale of capital assets	1,173	44
Acquisition of oil and gas properties (Note 4)	(139,784)	–
Additions to oil and gas properties	(14,504)	–
Additions to other capital assets	(279)	–
Leasehold inducements received	247	–
Proceeds from sale of Oncolytics shares	–	6,898
Net change in non-cash working capital (Note 14)	806	–

	(152,341)	6,942

FINANCING ACTIVITIES
Common shares issued on exercise of options	192	–
Common shares issued for cash	105,633	–
Issue of debentures and warrants	3,645	–
Increase in bank loan	37,720	–
Share issue costs	(6,736)	–
Costs of distribution of shares in Oncolytics	–	(46)
Repayment of bank debt	–	(5,910)
Alberta Heritage Foundation royalty payment (Note 8)	(19)	–
Net change in non-cash working capital (Note 14)	(28)	–

	140,407	(5,956)

Decrease in cash	(289)	(5,552)
Cash, beginning of year	289	5,841

Cash, end of year	$–	$289

Supplemental disclosure of cash flow information (Note 14)

See accompanying notes to the financial statements

- PAGE 34 -

Notes to Financial Statements

Years ended December 31, 2003 and 2002
(Tabular amounts in thousands of dollars, unless otherwise noted)

1. NATURE OF OPERATIONS

Prior to 2002, SYNSORB Biotech Inc. (“SYNSORB”) conducted pharmaceutical drug research and development. On December 10, 2001 SYNSORB terminated its drug development activities. At the Annual and Special Meeting of SYNSORB shareholders held April 3, 2003, shareholders approved the planned conversion of the company into an oil and gas enterprise and changed the company’s name to Hawker Resources Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Hawker Resources Inc. (the “Company” or “Hawker”) have been prepared in accordance with Canadian generally accepted accounting principles. The timely preparation of financial statements requires that management makes estimates and assumptions, and use judgement regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts. In the opinion of management, these financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Capital Assets

Cost

The Company follows the full cost method of accounting whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized in a single Canadian cost center. Such costs include lease acquisition, lease rentals on undeveloped properties, geological and geophysical, drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

     Gains or losses are not recognized upon the disposition of oil and gas properties unless such a disposition would change the depletion rate by 20 percent or more. Gains and losses are recognized upon the disposition of other assets.

     Other capital assets are recorded at cost.

Depletion, depreciation and amortization

All costs of acquisition, exploration and development of oil and gas reserves, associated tangible plant and equipment costs (net of salvage value), and estimated costs of future development of proven undeveloped reserves are depleted and depreciated by the unit of production method based on estimated gross proven reserves as determined by independent engineers.

     Costs of unproved properties and seismic costs on undeveloped land are initially excluded from oil and gas properties for the purpose of calculating depletion. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

     The relative volumes of oil and natural gas reserves and production are converted to equivalent barrels of oil based on the relative energy content of each product on a 6 to 1 basis.

     Depreciation of capital assets not related to oil and gas properties is provided using the declining balance method at rates between 20 and 30 percent. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Impairment

The Company applies a ceiling test to the capitalized costs of its oil and gas properties, net of future income taxes and asset retirement obligations, to ensure that the net carrying value does not exceed the estimated value of future net revenues from production of gross proven reserves plus undeveloped properties less future production-related general and administrative expenses, financing costs, site restoration and abandonment costs and income taxes. Any reduction in the net carrying value of oil and gas properties as a result of the ceiling test is charged to operations.

     The calculation of future net revenues is based on sales prices, costs and regulations in effect at period end.

     The carrying value of undeveloped properties (land and seismic data) is reviewed periodically and written down to net realizable value if impairment is determined.

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(b) Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset. The fair value is determined through a review of engineering studies, industry guidelines, and management’s estimate on a site by site basis. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statement of earnings under asset retirement obligations. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. The increase in the carrying value of the asset is amortized using the unit of production method based on estimated gross proven reserves as determined by independent engineers.

(c) Leasehold Inducements

Leasehold inducements are accounted for as a reduction of rental expense over the term of the related lease.

(d) Revenue Recognition

Oil and natural gas sales are recognized as revenue when the commodities are delivered to purchasers.

     Revenue from milestone payments and royalties is recognized when received.

(e) Hedging and Forward Sales Contracts

In certain circumstances, fixed price commodity contracts or commodity derivative contracts are used to reduce the Company’s exposure to adverse fluctuations in commodity prices to protect future cash flow used to finance the Company’s capital expenditure program. Gains and losses relating to commodity derivative contracts which settle via net cash payment and that meet hedge criteria are recognized as part of natural gas sales concurrently with the hedged transaction. The Company does not enter into financial instruments for trading or speculative purposes.

     The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the notional amount and the commodity price basis in the instruments all match the terms of the future revenue stream being hedged.

     Realized and unrealized gains and losses associated with commodity derivative contracts which have been terminated or cease to be effective prior to maturity, are deferred as other current, or non-current, assets or liabilities on the balance sheet, as appropriate, and recognized in earnings in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings.

(f) Joint Ventures

Substantially all of the Company’s exploration, development and production activities are conducted jointly with others and, accordingly, these financial statements reflect only the Company’s proportionate interest in such activities.

(g) Stock Based Compensation

Under the Company’s stock option plan, options to purchase common shares are granted to directors, officers, employees and consultants at current market prices. Options issued by the Company in 2003 are accounted for in accordance with the fair value method of accounting for stock-based compensation, and as such the cost of the option is charged to earnings with an offsetting amount recorded to contributed surplus, based on an estimate of the fair value determined using a Black-Scholes options pricing model. No compensation expense has been recorded on options issued in 2002 (see Note 10).

(h) Investments

Investments in marketable securities are recorded at the lower of cost and market value. At December 31, 2003, the investments had a quoted market value of $3,012,000.

- PAGE 36 -

(i) Future Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in future income tax assets and liabilities. A valuation allowance is recorded to the extent that there is uncertainty regarding utilization of future tax assets.

(j) Per Common Share Amounts

The Company uses the treasury stock method to determine the dilutive effect of stock options. This method assumes that proceeds from the exercise of stock options would be used to purchase common shares at the average market price during the year.

(k) Measurement Uncertainty

The amount recorded for depletion and depreciation of petroleum and natural gas properties, the provision for asset retirement obligation costs and the ceiling test calculation are based on estimates of gross proven reserves, production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

(l) Flow-through Common Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The estimated tax benefits transferred to shareholders are recorded as future income taxes and a reduction to share capital when the expenditures are renounced.

(m) Comparative Figures

Certain figures provided for 2002 have been reclassified to conform to the presentation adopted in 2003.

3. CHANGES IN ACCOUNTING POLICIES

(a) Asset Retirement Obligations

In 2003, the Company retroactively adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations. These recommendations replace the existing policy on future site restoration, and as a result, have been treated as a change in accounting policy.

     The new pronouncement requires the Company to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying value of the related long-lived asset. This fair value is determined through a review of engineering studies, industry guidelines, and management’s estimate on a site by site basis. The liability is subsequently adjusted due to the passage of time, and is recognized as an accretion expense in the statement of earnings. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. The increase in the carrying value of the capital asset is amortized using the unit of production method based on estimated gross proven reserves as determined by independent engineers.

     The Company estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated reserve life of the underlying assets will total approximately $4,972,000. The fair value at December 31, 2003 is $3,499,000 using a discount rate of six percent and an inflation rate of two percent. As at December 31, 2003, no funds have been set aside to settle this obligation.

     As the Company did not have long-lived assets subject to retirement obligations as at December 31, 2002, this change in accounting policy had no impact on the December 31, 2002 financial statements. The effect of this change on the December 31, 2003 balance sheet was an increase in capital assets of $3,191,000, and the recognition of an asset retirement obligation of $3,499,000. Accretion expense of $100,000 was included in production expense for the year ended December 31, 2003. The change in accounting for asset retirement obligations as compared to the site restoration approach resulted in an increase in net earnings of $217,000 for the year ended December 31, 2003 ($0.01 per share).

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(b) Stock Based Compensation

Effective January 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock based compensation. Under this new pronouncement, stock based compensation expense is recorded for all stock options granted on or after January 1, 2003. As permitted by the standard, the Company applied the change prospectively. The pro forma earnings impact of the stock based compensation expense for stock options granted prior to January 1, 2003 is disclosed in Note 10.

     For the year ended December 31, 2003, the impact of the adoption of this standard on the financial statements as at December 31, 2003 was a decrease in net earnings of $132,000 ($0.01 per share) and a corresponding increase in contributed surplus.

4. BUSINESS ACQUISITIONS AND DISPOSITIONS

(a) 1022971 Alberta Ltd.

On March 31, 2003 the Company acquired all of the shares of 1022971 Alberta Ltd. (“1022971”) for a nominal amount and the Company was assigned an option to purchase up to a 49 percent interest in certain oil and gas properties west of the 4th meridian (“W4M Properties”) owned by Southward Energy Ltd. (“Southward”). On April 30, 2003, 1022971 acquired all of the shares of Southward. Immediately thereafter, Southward sold its oil and gas properties, excluding a one percent undivided interest in the W4M Properties and a 100 percent interest in seismic data, to an independent third party.

     On June 30, 2003, the Company exercised its option to purchase a 49 percent interest in the W4M Properties. Further on June 30, 2003, the Company purchased the one percent undivided interest in the W4M Properties of Southward and the non-cash working capital of Southward was conveyed to the Company. Also on June 30, 2003, all of the shares of 1022971, which included Southward and all of its subsidiaries, were sold for nominal consideration to an independent third party.

     The resultant acquisition of a 50 percent interest in the W4M Properties on June 30, 2003 has been accounted for using the purchase method of accounting. The results of operations for the W4M Properties have been included in the financial statements since June 30, 2003.

     The following table summarizes the estimated fair value of the assets and liabilities assumed at the date of acquisition:

Capital assets	$70,514
Asset retirement obligations	(2,833)
Non-cash working capital	3,656

Cash cost	$71,337

     The Company has agreed to indemnify the purchaser of Southward for income tax and legal expenses to a maximum amount of $1 million for matters arising prior to the April 30, 2003 acquisition of Southward.

(b) 1053638 Alberta Ltd. and 1053639 Alberta Ltd.

On August 14, 2003, the Company acquired all of the shares of 1053638 Alberta Ltd. and 1053639 Alberta Ltd., seismic data companies. On August 19, 2003, the Company sold all of the shares of 1053638 Alberta Ltd. The net acquisitions were accounted for by the purchase method and the purchase price was allocated as follows:

     Allocation of purchase price:

Capital assets	$1,200

Cash cost	$1,200

     The disposition of 1053638 Alberta Ltd. did not result in any gain or loss to the Company. On December 31, 2003, 1053639 Alberta Ltd. was amalgamated with the Company.

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(c) Pointwest Energy Inc.

On December 30, 2003 the Company acquired all of the shares of Pointwest Energy Inc. (“Pointwest”), a privately held oil and gas company. The acquisition was accounted for by the purchase method and the purchase price was allocated as follows:

     Allocation of purchase price:

Capital assets	$89,363
Bank debt	(16,429)
Asset retirement obligations	(518)
Non-cash working capital	(5,169)

Cash cost	$67,247

     On December 30, 2003, Pointwest was amalgamated with the Company.

(d) Oncolytics Biotech Inc.

As at December 31, 2001, the Company held 6,255,800 common shares of Oncolytics Biotech Inc. (“Oncolytics”). On May 7, 2002 approval was received from both the shareholders of the Company and the shareholders of Oncolytics for the distribution of not less then 4,000,000 Oncolytics shares to the shareholders of the Company on a pro rata basis. On May 8, 2002 the Company received approval from the Court of the Queen’s Bench of Alberta to distribute these Oncolytics shares and the distribution of 4,000,235 Oncolytics shares was made effective May 15, 2002. The deemed value of these shares on the date of distribution, net of legal fees with respect to the transaction, was $11,600,000 resulting in a gain on distribution of $8,325,000. The transaction was marked to market and accounted for as a return of capital (see Note 9). As part of this transaction the Company’s holding of 1,500,000 million shares in BCY Life Sciences Inc. was transferred to Oncolytics. No value had been assigned to these shares in the accounts of the Company and no gain or loss was recorded as a result of the transaction. The market value of the BCY shares on May 15, 2002 was $300,000.

     The Company had used the equity method of accounting for its investment in Oncolytics Biotech Inc. (“Oncolytics”) up until the distribution of the majority of its holding in Oncolytics on May 15, 2002. Under this method of accounting, the Company included in its net earnings its share of the net earnings or losses of Oncolytics. Upon further review of the facts surrounding the distribution of the Oncolytics shares, the Company has concluded that it should have ceased to equity account for Oncolytics at the end of the first quarter of 2002 when it no longer exerted significant influence over Oncolytics. If the Company had ceased equity accounting for its investment in Oncolytics at that time, Hawker would not have recorded the portion of Oncolytics’ second quarter loss included in its statements. To reflect this correction, the Company has restated its financial statements for the year ended December 31, 2002 by decreasing the share of loss from equity investment in Oncolytics and decreasing the gain on the subsequent sale and distribution of Oncolytics shares by $157,000 resulting in no change to reported net earnings for the year. The balance sheet and cash flows for 2002 were not affected by this change.

     During the year ended December 31, 2002, the Company sold 2,255,565 common shares in Oncolytics for net proceeds of $6,898,000 resulting in a gain on sale of $4,742,000. As at December 31, 2002 the Company did not hold any common shares of Oncolytics.

5. ASSETS HELD FOR SALE

Assets held for sale are comprised of the pharmaceutical manufacturing facility and related manufacturing equipment associated with the former biotech operations of the Company. During 2003, manufacturing equipment with a carrying value of $940,000 was sold and the Company wrote down the carrying value of the remaining assets held for sale by $145,000. The assets held for sale are recorded at the lower of carrying value and market value. Market value was based on estimated value as determined by independent realty advisors.

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6. CAPITAL ASSETS

		Accumulated
		Depletion and	Carrying
2003	Cost	Depreciation	Value
Oil and gas properties	$175,631	$8,916	$166,715
Other	295	20	275

	$175,926	$8,936	$166,990

		Accumulated
		Depletion and	Carrying
2002	Cost	Depreciation	Value
Other	$526	$503	$23

     Unproved properties and seismic related to the W4M Properties amounting to $16,122,000 have been excluded from the depletion and depreciation calculation for 2003. No depletion and depreciation has been recorded on the Pointwest properties as they were acquired December 30, 2003. Future development costs on proven undeveloped reserves of $1,269,000 are included in the depletion and depreciation calculation.

     At December 31, 2003, the Company capitalized $564,000 of overhead directly related to exploration and development activities.

7. BANK LOAN

The Company has a $54 million extendible revolving term credit facility from a Canadian chartered bank. This facility bears interest at rates varying from Canadian prime rate or U.S. base rate of such bank to the Canadian prime rate or U.S. base rate plus 75 basis points, payable monthly in arrears. The Company may also borrow by way of bankers’ acceptances, which are subject to a stamping fee, or by way of LIBOR based loans which are subject to an interest rate spread payable to the bank. The loan is a revolving facility until June 30, 2004 with annual extension periods available at the bank’s discretion. After the revolving phase, the facility becomes a term facility payable in full one year from the date the revolving facility is terminated. This facility is subject to semi-annual review and re-determination of the Company’s borrowing base by the bank, with the next review to occur by March 31, 2004. So long as the loan remains revolving and the borrowing base supports the facility outstanding, there are no repayment requirements.

     The Company also has a $10 million non-revolving bridge facility from the same Canadian chartered bank. This bridge facility, available to the Company solely for the acquisition of Pointwest, was fully drawn upon as at December 31, 2003. The bridge facility bears interest at rates varying from Canadian prime rate plus 250 basis points, payable monthly in arrears. The Company may also borrow by way of bankers’ acceptances that are subject to a stamping fee payable to the bank. The bridge facility is repayable in full on or prior to September 30, 2004.

     While any amounts are outstanding under the bridge facility, the loan margins on both the extendible revolving term credit facility and the bridge facility will be increased by (i) 25 basis points effective May 1, 2004; (ii) 50 basis points effective June 1, 2004; (iii) 100 basis points effective July 1, 2004; (iv) 150 basis points effective August 1, 2004; and (v) 200 basis points effective September 1, 2004.

     Collateral pledged for the facilities consists of a first floating charge demand debenture in the amount of $150 million over all of the property of the Company.

     The effective interest rate on the amounts outstanding under the facility at December 31, 2003 was 5.25 percent.

     At December 31, 2003, irrevocable standby letters of credit which guarantee certain natural gas transportation arrangements had been issued for a total of $311,000.

8. ALBERTA HERITAGE FOUNDATION GRANT

Pursuant to the terms of a technology commercialization agreement pertaining to pharmaceutical drug development, the Company received a grant from the Alberta Heritage Foundation for Medical Research (“AHFMR”) during 1995. The Company was required to repay the amount advanced of $387,000 plus a royalty equivalent to the amount initially received. Any required repayment and royalty was based on gross sales of SYNSORB related products commencing January 1, 2000

- PAGE 40 -

with payments equal to the lesser of five percent of gross sales or $100,000 per annum commencing 90 days after January 1, 2001. Due to the conversion of the Company into an oil and gas enterprise and the nascent stage of the SYNSORB technology, the AHFMR accepted a royalty payment of $18,550 during 2003 in exchange for a full release of Hawker from the terms of the technology commercialization agreement.

9. SHARE CAPITAL

(a) Authorized:

Unlimited number of voting common shares without par value.
Unlimited number of non-voting class A common shares without par value.
Unlimited number of preferred shares to be issued in series.

(b) Common Shares Issued

	2003		2002
	Number		Number
	of Shares	Amount	of Shares	Amount
Balance, beginning of year	4,959,937	$12,741	4,959,937	$84,271
Reduction of stated capital	–	–	–	(59,896)
Issued for cash	28,461,000	105,633	–	–
Share issue costs	–	(6,826)	–	–
Issued on debenture and warrant conversion	2,152,465	1,302	–	–
Issued for services received	148,798	90	–	–
Issued for cash on exercise of options	275,000	192	–	–
Tax benefits renounced	–	(5,271)	–	–
Return of capital on distribution of Oncolytics shares	–	–	–	(11,646)
Issuance of stock options for services	–	–	–	12

Balance, end of year	35,997,200	$107,861	4,959,937	$12,741

(c) Class A Common Shares Issued

	2003		2002
	Number		Number
	of Shares	Amount	of Shares	Amount
Balance, beginning of year	–	$–	–	$–
Issued on debenture and warrant conversion	3,874,437	2,343	–	–

Balance, end of year	3,874,437	$2,343	–	$–

(d) Contributed Surplus

2003
Balance, beginning of year	$–
Stock based compensation	132

Balance, end of year	$132

(e) Issue of Debentures and Warrants

Pursuant to various financing agreements entered into April 3, 2003, the Company raised $3,645,000 through the issue of 430,493 Series A Debentures for $3,616,000, 430,493 Series A Warrants for $12,000, 2,152,465 voting preferred shares for $6,000 and 3,874,437 non-voting preferred shares for $11,000.

     Each Series A Warrant entitled the holder thereof to purchase five common shares and nine Class A common shares on the concurrent surrender of the warrant, five voting preferred shares, nine non-voting preferred shares, and one Series A Debenture. On May 29, 2003, immediately after the issue of a receipt for the prospectus offering common shares for sale

- PAGE 41 -

and issue, the Series A Warrants were exercised and the Company issued 2,152,465 common shares and 3,874,437 Class A common shares upon the surrender of the voting and non-voting preferred shares and Series A Debentures.

(f) Share Consolidation

On May 7, 2002, the shareholders of the Company approved the consolidation of the common shares on the basis of one new common share being issued for every eight previously issued and outstanding common shares. All outstanding share and option numbers reflect the one for eight consolidation. The consolidated shares began trading on May 16, 2002. Simultaneously with the share consolidation was the distribution of the 4,000,235 shares in Oncolytics to the shareholders of the Company. This distribution was accounted for as a capital transaction and accordingly, the stated capital of the common shares was reduced by $11,646,000.

(g) Reduction of Stated Capital

Pursuant to the Plan of Arrangement ratified by shareholders of the Company at the May 7, 2002 Annual and Special Meeting, the stated capital of SYNSORB shares was reduced to the net realizable value of the Company’s assets as at May 7, 2002.

(h) Flow-Through Shares

During 2003, the Company issued common shares on a flow-through basis for gross proceeds of $15,225,000 to finance certain oil and gas expenditures to be incurred in 2004. The renouncement of these expenditures was made to the purchasers of these shares effective December 31, 2003 and accordingly, share capital has been reduced by the amount of the tax benefits associated with these expenditures. The corresponding future tax liability has also been recognized in the current year.

(i) Stock Options

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and non-employees to acquire up to 1,181,513 common shares. The dates on which options vest are set by the board of directors at the time of grant. The exercise price of an option granted is the closing price of the Company’s stock on the last trading date prior to the grant date. The dates on which options expire are also set by the board of directors at the time of grant and cannot exceed ten years. The Company has issued stock options to acquire common shares through its stock option plan of which the following are outstanding at December 31, 2003:

	2003		2002
	Number of	Weighted average	Number of	Weighted average
	options	exercise price $	options	exercise price $
Outstanding at beginning of the year	330,565	9.80	244,440	40.88
Granted	428,000	3.66	275,000	0.70
Exercised	(275,000)	0.70	–	–
Expired	(12,500)	87.20	(6,250)	68.00
Forfeited	(27,064)	52.20	(182,625)	35.76

Outstanding at year end	444,001	4.74	330,565	9.80

Options exercisable at end of year	15,751	34.27	329,065	9.80

The following table summarizes information about the stock options outstanding at December 31, 2003:

		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding	remaining	average	exercisable	average
	December 31,	contractual	exercise	December 31,	exercise
Range of exercise prices	2003	life (years)	price	2003	price
$3.00 to $4.00	365,000	4.44	$3.57	–	–
$4.01 to $5.00	60,000	4.89	$4.08	–	–
$5.01 to $9.00	3,000	4.67	$5.20	–	–
$9.01 to $30.00	8,188	2.33	$20.06	7,938	$20.42
$30.01 to $90.00	7,813	4.30	$48.33	7,813	$48.33

	444,001	4.46	$4.74	15,751	$34.27

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     For the year ended December 31, 2003, no stock options were granted to non-employees. The Company has undertaken to facilitate the surrender of out-of-the-money options that were issued in previous years when the Company conducted pharmaceutical drug development. Subsequent to December 31, 2003, the Company granted options to purchase 64,600 common shares at a weighted average price of $5.48, which expire during the first quarter of 2009. Also subsequent to December 31, 2003, options to purchase 15,000 common shares at $3.45 were forfeited.

(j) Per Share Amounts

The weighted average number of common shares and Class A common shares outstanding during the year ended December 31, 2003 of 17,123,542 (2002: 4,959,937) were used to calculate net earnings per common share. For the year ended December 31, 2003, the exercise price of the outstanding stock options exceeded the average market price of the common shares making the options anti-dilutive. For the year ended December 31, 2002, the respective exercise price of the stock options and warrants exceeded the average market price of the common shares making the options and warrants anti-dilutive.

10. STOCK BASED COMPENSATION

Options granted after January 1, 2003 are accounted for using the fair value method. The fair value of common share options granted in 2003 is estimated to be $789,000 as at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

2003
Risk-free interest rate (%)	3.79
Expected life (years)	4.00
Expected volatility (%)	54.59
Expected dividend yield (%)	0

     The estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis. For the year ended December 31, 2003, stock based compensation expense of $132,000 was included in general and administrative expenses.

     Had the fair value based method of accounting for stock based compensation been used for options granted in 2002, the Company’s net earnings and net earnings per share for the year ended December 31, 2002 would have been reduced to the pro forma amounts indicated below:

2002
Net earnings
As reported	$3,766
Pro forma	$3,646
Basic and diluted net earnings per common share
As reported ($/share)	$0.76
Pro forma ($/share)	$0.74

     The pro forma amounts shown above do not include the compensation costs associated with stock options granted prior to January 1, 2002. The fair value of common share options granted in 2002 was estimated to be $120,000 as at the date of grant using the Black-Scholes option pricing model and the following assumptions:

2002
Risk-free interest rate (%)	2.89
Expected life (years)	1.00
Expected volatility (%)	1.97
Expected dividend yield (%)	0

     All stock options issued in 2002 were exercised in 2003.

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11. INCOME TAXES

The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the net earnings (loss) before tax as follows:

	2003	2002
Earnings (loss) before tax	$(2,612)	$3,766
Statutory Canadian corporate tax rate	40.74%	39.24%

Anticipated tax expense (recovery)	(1,064)	1,478
Non-deductible Crown payments	945	–
Resource allowance	(878)	–
Recognition of loss carryforward previously unrecognized	(5,271)	–
Effect of tax rate change	519	–
Non-taxable portion of capital gain	–	(2,536)
Non-deductible portion of equity loss	–	92
Non-deductible expenses	–	3
Future tax assets valuation allowance	478	963

Future income tax recovery	$(5,271)	$–

     Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s future income tax assets and liabilities are as follows:

	2003	2002
Future tax liabilities
Net book value of capital assets in excess of tax pools	$(10,726)	$–
Future tax assets
Tax pools in excess of net book value of capital assets	–	6,422
Non-capital loss carryforwards	6,243	11,984
Scientific research and development pools	7,784	7,896
Share issue costs	2,006	400
Attributed Canadian royalty income	268	–
Asset retirement obligation	1,212	–

Net future tax assets	6,787	26,702
Valuation allowance	(6,787)	(26,702)

Net future taxes	$–	$–

     The Company has non-capital losses for income tax purposes of approximately $18,035,000 which are available for application against future taxable income and which expire in the following years:

2006	$1,448
2007	5,103
2008	11,484

$18,035

     The income tax benefit of these losses has not been recognized in the financial statements, as reflected in the valuation allowance. The Company also has approximately $5,700,000 of unclaimed investment tax credits available to reduce future years’ income taxes payable.

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12. RELATED PARTY TRANSACTIONS

A director of the Company is a partner of a law firm that was paid $2,150,000 for legal services for the period from the date elected as a director, April 3, 2003, to December 31, 2003. The fees charged were based on standard rates and time spent on company matters.

13. FINANCIAL INSTRUMENTS

(a) Fair Value

The Company has financial instruments consisting of accounts receivable, investments, accounts payable and bank loans. The carrying value of these instruments approximates fair value unless otherwise stated.

     Pursuant to the exercise of the option to purchase the W4M Properties (Note 4), the Company acquired an interest in forward sales contracts and financial hedging contracts with respect to production from the purchased properties as follows:

Transaction Type	Volume (GJ/D)		Contract Price (GJ/D)		Expiry
Costless Collar	4,830		$6.36 – $7.15		March 31, 2004
Fixed	1,610		$6.76		March 31, 2004
Cogeneration Fuel Supply	263		$1.959 – $2.217		October 31, 2008
Daily Declining Profile	841	(1)	Netback	(2)	October 31, 2011
Reserve Based	101		Netback	(3)	Life of reserves

     Based on dealer quotes, had these contracts been closed on December 31, 2003, a loss of $1,467,000 would have been realized.

Notes:

(1) The Company’s obligations under this contract will, on November 1 of each succeeding year, decline to the following:

Date	Obligation (GJ/D)
November 1, 2004	724
November 1, 2005	623
November 1, 2006 and thereafter	568

(2) TransCanada Pipelines Limited netback pricing.

(3) Progas Limited netback pricing.

     The following financial hedging contracts were entered into subsequent to December 31, 2003:

Transaction Type	Volume (GJ/D)	AECO Price (GJ/D)	Term
Collar	5,000	$5.50 – $6.35	April 1, 2004 to October 31, 2004
Collar	8,000	$5.50 – $6.40	April 1, 2004 to October 31, 2004
Collar	5,000	$5.50 – $6.36	April 1, 2004 to October 31, 2004
Fixed Price Swap	5,000	$5.745	April 1, 2004 to June 30, 2004
Fixed Price Swap	5,000	$5.745	August 1, 2004 to October 31, 2004
Fixed Price Swap	5,000	$5.7725	April 1, 2004 to October 31, 2004

(b) Credit Risk

A substantial portion of the Company’s accounts receivable are with entities in the oil and gas industry. The Company generally extends unsecured credit to these companies, and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may accordingly impact the Company’s overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which they extend credit. The Company has not previously experienced any material credit losses on the collection of receivables.

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(c) Interest Rate Risk

The Company is exposed to interest rate risk in relation to interest expense on its revolving credit facility and non-revolving bridge facility.

14. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     Changes in non-cash working capital were comprised of the following:

	2003	2002
Accounts receivable	$(11,550)	$35
Prepaids and other current assets	(1,669)	(23)
Investments	(2,500)	–
Accounts payable and accrued liabilities	23,670	(4,791)
Less working capital deficiency on acquisitions	(1,513)	–

Net change	$6,438	$(4,779)

Net change by activity:
Operating	$5,660	$(4,779)
Investing	806	–
Financing	(28)	–

Net change	$6,438	$(4,779)

     Additional information:

	2003	2002
Cash interest paid	495	71
Cash taxes paid	–	10

15. CONTINGENCIES

The Company, in the normal course of operations, is subject to a variety of legal and other claims against the Company. Management and the Company’s legal counsel evaluate all claims on their apparent merits, and accrue management’s best estimate of the likely costs to satisfy such claims. Management believes that the outcome of legal and other claims filed against the Company will not have a significant impact on the Company’s financial position, operations or cash flows.

     The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

16. COMMITMENTS

The Company has committed to purchase seismic data in the amount $225,000 during the first six months of 2004.

     The Company is committed to payments under operating leases for office space as follows:

2004	$611
2005	718
2006	413
2007	385
2008	385

$2,512

17. SUBSEQUENT EVENTS

On March 17, 2004, the Company acquired 100 percent of the shares of Zorin Exploration Ltd. for aggregate consideration of $7.4 million, comprising $1.5 million of cash and $5.9 million of equity representing 1,150,000 common shares.

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Corporate Information

OFFICERS
David Tuer
President and Chief Executive Officer

Terry Schmidtke
Senior Vice President and Chief Operating Officer

Barry Herring
Senior Vice President and Chief Financial Officer

Laureen Little
Vice President, Engineering and Operations

Joe Straka
Director, Exploration

Lesley Miller
Controller

DIRECTORS
Ronald Mathison
Chairman of the Board
President and CEO, Matco Investments Ltd.

Martin Lambert
Partner, Bennett Jones LLP

Stan Grad
Chairman of the Reserves Committee
Former President and CEO,
Grad & Walker Energy Corporation

Bruce Kenway
Chairman of the Audit Committee
Founding Member,
Kenway Mack Slusarchuk Stewart LLP

Keith Smith
President and CEO, zed.i Solutions

David Tuer
President and CEO, Hawker Resources Inc.

ENGINEERING CONSULTANTS
McDaniel & Associates Consultants Ltd.
Calgary, Alberta

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL
Bennett Jones LLP
Calgary, Alberta

AUDITORS
Ernst & Young LLP
Chartered Accountants
Calgary, Alberta

BANKER
Canadian Imperial Bank of Commerce
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Trading Symbol “HKR”

HEAD OFFICE
700, 700 – 2nd Street SW
Calgary, Alberta T2P 2W1
Telephone: (403) 261-6883
Facsimile: (403) 266-1814
E-mail: info@hawkerinc.com
Website: www.hawkerinc.com

FOR FURTHER INFORMATION CONTACT:
David Tuer
President and Chief Executive Officer
Telephone: (403) 290-4873

Barry Herring
Senior Vice President and Chief Financial Officer
Telephone: (403) 290-4856

ANNUAL MEETING
The Annual and Special Meeting of Shareholders will
be held at 10:00 a.m. on Wednesday, April 28, 2004,
in the Conference Centre of First Canadian Centre,
350 – 7th Avenue SW, Calgary, Alberta. All shareholders
are cordially invited and encouraged to attend.

Designed and Produced by Result Inc.
Printed in Canada